(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	October 4, 2012

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Rutland Square Trust II (the trust):
Strategic Advisers Core Income Multi-Manager Fund
Strategic Advisers Core Multi-Manager Fund
Strategic Advisers Emerging Markets Fund of Funds
Strategic Advisers Growth Multi-Manager Fund
Strategic Advisers Income Opportunities Fund of Funds
Strategic Advisers International Multi-Manager Fund
Strategic Advisers Small-Mid Cap Multi-Manager Fund
Strategic Advisers Value Multi-Manager Fund (the funds)
File Nos. (333-139427) and (811-21991)
Post-Effective Amendment Nos. 32 & 35

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment Nos. 32 & 35 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register a new Class F for each fund listed above.

This filing contains the Prospectuses and Statements of Additional Information for Strategic Advisers Core Income Multi-Manager Fund, Strategic Advisers Core Multi-Manager Fund, Strategic Advisers Emerging Markets Fund of Funds, Strategic Advisers Growth Multi-Manager Fund, Strategic Advisers Income Opportunities Fund of Funds, Strategic Advisers International Multi-Manager Fund, Strategic Advisers Small-Mid Cap Multi-Manager Fund, and Strategic Advisers Value Multi-Manager Fund.

Please note that the cover page of the Prospectuses and SAIs contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of December 13, 2012. We request your comments by November 3, 2012.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Dana Torsey
Dana Torsey
Legal Product Group